EXHIBIT 1


                                                               December 18, 1998

                                                  FOR IMMEDIATE RELEASE
                                                  Contact: William T. Carney
                                                  Phone: 1-203-846-2274
                                                  Fax:   1-203-846-1776



          FUTECH INTERACTIVE PRODUCTS INC. TO ACQUIRE TRUDY CORPORATION

           NORWALK, CONNECTICUT: Trudy Corporation (OTCBB: TRDY) and its wholly owned division, Soundprints, announced today it has entered into a letter of intent providing for the acquisition of Trudy by Futech Interactive Products, Inc. Futech is a privately held children products manufacturer and distributor based in Phoenix, Arizona.

           The letter of intent provides for the acquisition of all the Common Stock of Trudy, including shares subject to option, for a purchase price of approximately $3.5 million, representing a combination of Futech Preferred Stock (valued at $3,000,000) and cash in the amount of $500,000. In addition, Futech will guarantee the repayment of certain Officer loans approximating $800,000. On a fully diluted basis, approximately 364 million shares of Common Stock of Trudy are issued and outstanding. The transaction will be structured to be tax free to shareholders of Trudy in respect to the stock portion of the consideration. In addition, the transaction is subject to the negotiation, execution and delivery of definitive documents, approval of the Board of Directors and shareholders of Trudy and Futech, as required by law, and certain other terms and conditions.

           Commenting on the sale, William W. Burnham, chairman and president, said "The decision to sell came after a long and protracted effort to recapitalize the company from its position as a publicly held, delisted stock for which there were virtually no market makers. Soundprints has been actively seeking a partner to take the company from a small niche press to a main stream book publisher. The marriage with Futech will allow Soundprints' publishing and related toy development program to expand significantly under its licensed partners, The Smithsonian Institution and The Nature Conservancy. In addition, Futech's other childrens' book properties, Talking Pages, Little Tiger Press and Gold Star Publishing will provide the critical mass for Soundprints to break new ground with a greater number of booksellers and specialty retailers."

           Trudy Corporation is a publisher of storybooks under the imprint, Soundprints, and a manufacturer of companion realistic stuffed animals and audio cassettes under license with the Smithsonian Institution and The Nature Conservancy. For its most recent fiscal

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year ending March 31,1998,  sales were $5.0 million, up 4.3% over the prior year period. For the six months ending September 30, 1998, sales were $1.7 million, down from $2.2 million over the prior year comparable period. Soundprints' distribution includes accounts like The Nature Company, Borders and the warehouse clubs where its products are sales leaders in the children's book departments.

           Futech Interactive Products Inc. is a diversified private company with corporate offices in Phoenix, Arizona. Futech designs, publishes, manufactures and markets interactive, educational, promotional and entertainment products (i.e. books, games and other products with sound capabilities) targeted primarily toward children. The Company owns a patented technology that utilizes specialized conductive ink to print interactive touch points that will trigger speech, music and sound effects. Futech distributes proprietary products as well as products from third party publishers, to warehouse clubs, national book chains, specialty and independent retailers and major toy chains. Futech also licenses this technology to major entertainment and publishing companies.

           Trudy is the seventh Futech acquisition or joint venture of 1998. In an extraordinary effort to enhance Futech's product mix and distribution channels, Futech has purchased or agreed to purchase The Gick Company (a California based manufacturer and distributor of foam-based post cards and other specialty products), XYZ Distributors (a Wisconsin based book distributor), Janex (a New Jersey based designer, developer and manufacturer of children's toy products), Fundex Games (an Indiana based designer, manufacturer and distributor of children's toys and games), Little Tiger Press, USA (the United States portion of a London based children's picture book publisher), Gold Star Publishing (an exclusive joint venture with award winning children's book author, Joy Berry, to develop exciting educational products for children) and Trudy Corporation (dba Soundprints).

           "It is Futech's goal to become a major children's product company with quality products and services behind these products," observed Vincent W. Goett, chairman and CEO of Futech. "Soundprints adds an important piece of the puzzle to accomplish this objective through current personal editorial and publishing expertise proven by Soundprints' twelve Parent Choice Awards, six of which were awarded this month. The synergies of Soundprints and its east coast distribution facilities are ideal and move Futech closer to achieving its overall objectives. We're excited about the addition of Soundprints to the Futech family of companies."

           The transaction is expected to close by the end of February. Trudy Corporation is traded on the OTC through the pink sheets under the symbol TRDY.